I, Manuel Teixeira, certify that:

(1) the financial statements of Cust Corp included in this Form are true and complete in all material respects; and

(2) the tax return information of Cust Corp. included in this Form reflects accurately the information we plan to report on the tax return for Cust Corp. for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

DocuSigned by:

Manuel Teixeria

5C7E4027373D4B9...

Manuel Teixeira

Manager

Date: 7/26/2024

___

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.